DANSKIN, INC.
                              111 West 40th Street
                            New York, New York 10018
                              ---------------------


                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


      This Information Statement is being mailed on or about December __, 1997 as part of the Information Statement on Schedule 14C (the "Schedule 14C") to holders of the common stock, par value $.01 per share ("Common Stock"), of Danskin, Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Schedule 14C. You are receiving this Information Statement in connection with the election of persons designated by the Majority Stockholder to fill vacancies on the Board of Directors of the Company.

                    GENERAL INFORMATION REGARDING THE COMPANY

General

      The Company's outstanding voting securities as of December 1, 1997, include 10,074,207 shares of Common Stock and 2,400 shares of Series D Preferred Stock, which vote together with the Common Stock, on any matter brought to a vote of the Company's stockholders. Each share of Series D Preferred Stock entitles the holder thereof to one vote per share for each share of Common Stock which would be issued upon conversion of a share of Series D Preferred Stock, or 16,666.66 votes per share of Series D Preferred Stock. The Majority Stockholder holds a majority of the Series D Preferred Stock entitled to cast 38,528,781 votes or 76.9% of the votes entitled to be cast by the holders of all of the Company's voting securities.

Majority Investors' Designees

      The Securities Purchase Agreement provides that, subject to compliance with applicable law and promptly following the Refinancing Closing, the holders of the Series D Preferred Stock shall be entitled to designate such number of directors (the "Designees") for election to the Board of Directors of the Company as shall constitute a majority of the Company's Board. At a meeting of the Board of Directors held on December 10, 1997, the Board amended the Company's bylaws to increase the number of directors constituting the entire Board of Directors from nine to ten. The Board of Directors then elected two additional directors, Mr. Michael Hsieh and Mr. David Chu.

to fill the two existing vacancies on the Board.

      This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

      YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                        DIRECTORS AND EXECUTIVE OFFICERS


Directors

      Under the Company's Certificate of Incorporation, the Board of Directors is divided into three classes, with each class being as equal in size as possible. One class is elected each year. Directors in each class hold office for a term of three years and until their respective successors are elected and qualified. Prior to the Refinancing Closing, the number of directors constituting the entire Board of Directors was ten, and the directors holding office were Howard D. Cooley and Mary Ann Domuracki (Class I directors), Edwin
W. Dean and Henry T. Mortimer (Class II directors), and Patricia S. Patterson, Larry B. Shelton, John W. Burden, III and Donald Schupak (Class III directors). Two vacancies existed on the Board. In connection with the Refinancing, the Company's bylaws were amended to reduce the number of directors constituting the entire Board from ten to nine, and the Board accepted the resignations of Ms. Patricia Patterson, Mr. John Burden and Mr. Edwin Dean as directors of the Company and elected Mr. Andrew J. Astrachan, Ms. Nina McLemore, Mr. Gabriel Brener and Mr. James P. Jalil (designated by Danskin Investors, the Majority Stockholder) as directors of the Company. Thereafter, on December 8, 1997, Mr. Howard D. Cooley resigned as a director of the Company. At a meeting of the Board of Directors held on December 10, 1997, the Board amended the Company's bylaws to increase the number of directors constituting the entire Board of Directors from nine to ten. The Board of Directors then elected Mr. David Chu and Mr. Michael Hsieh to fill the two existing vacancies on the Board. These new directors will take office effective ten days after the date hereof.

      Set forth below are the names of all directors (including the two directors who will take office effective ten days after the date hereof) and certain biographical information with respect to each such director.

      Class II (Terms to Expire in 1997)

      Andrew J. Astrachan, age 38, has been a director of the Company since September 1997. He is the President and founder of Onyx Partners, Inc., an investment bank. From 1985 to 1990, Mr. Astrachan was employed at Drexel Burnham Lambert. Prior to that, he was a Vice President at Salomon Brothers Inc. from 1981 to 1985.

      Gabriel Brener, age 38, has been a director of the Company since September 1997. He is President and CEO of Galco, Inc., an investment and management firm headquartered in Los Angeles, California. Mr. Brener serves as an advisory board member of each of Westin Hotels and Resorts, New Colt Holding Company and First National Bank. He has previously served as Chairman of the Board for Valassis de Mexico, S.A. de C.V. and has held board positions for several other companies.

      James P. Jalil, age 49, has been a director of the Company since September 1997. He has been a senior corporate partner with the law firm of Shustak Jalil & Heller since 1992. Prior to that, Mr. Jalil was a corporate partner at Lane & Mittendorf from 1982 to 1992.

      Henry T. Mortimer, Jr., age 55, has been a director of the Company since August 1992. He has been the Managing Director, Europe, of Financial Security Assurance, Inc., a bond insurance company, and the President of American International Advisory Group, Inc., a financial advisory firm, since 1985. Prior to 1985, he was a Senior Vice President of E.F. Hutton & Co., Inc. in its investment banking department. In addition, he is currently a director of Tipiak, S.A., a French food manufacturing company.

      Class III (Terms to Expire in 1998)

      Donald Schupak, age 54, has been a director of the Company since October 16, 1996 and became the Chairman of the Board of Directors on March 27, 1997. He is the Chairman of the Board of Directors of 7th Level, Inc., a technology company that develops interactive tools and solutions primarily for on-line and other network applications. He is also the Chief Executive Officer of Schupak Group, an organization that provides strategic planning, management consulting and corporate finance services to a variety of clients. Mr. Schupak founded the Schupak Group in 1990 and has served as a director of Horn & Hardart Company. From September 1988 through September 1990, he served as Chairman, Chief Executive Officer and President of Horn & Hardart Company. From 1971 through 1980, Mr. Schupak was actively engaged in the practice of law with Schupak, Rosenfeld & Fischbein, a New York City law firm founded by Mr. Schupak.

      Larry B. Shelton, age 63, has been a director of the Company since October 1994. He is the President of Shelton & Associates, a management consulting firm specializing in the apparel industry. In 1991, he retired as President and Chief Operating Officer of Genesco, Inc., an apparel manufacturing company, having served in that organization for over 35 years in various management capacities. He has long been active in the apparel industry, having served as Chairman of the Board of The American Apparel Manufacturing Association and as a board member of The Clothing Manufacturers Association.

      Michael Hsieh, age 39, will take office as a director of the Company effective ten days after the date hereof. He has been the President and a director of Li and Fung, a venture capital company, since 1986. He was previously with R.H. Chapell Co., a San Francisco venture capital firm.

      Class I (Terms to Expire in 1999)

      Mary Ann Domuracki, age 43, became the Chief Executive Officer of the Company on March 31, 1996, after having been its President and Chief Operating Officer since July 1992, and has been a director since March 1989. From September 1987 to June 1992, she was Vice President and Chief Financial Officer of the Company. She joined the Company in June 1987 as its Controller. Prior to that, she was employed by Arthur Young & Co. (now known as Ernst & Young
LLP), a public accounting firm, from 1976 to 1987, and was the Audit Principal responsible for the Company's account. She is a director of The American Apparel Manufacturing Association and a member of its Marketing and Executive Committees and is on the Board of Directors of Catholic Big Brothers, Inc.

      David Chu, age 43, will take office as a director of the Company effective ten days after the date hereof. He is the President, Chief Executive Officer and chief designer of Nautica International, Inc., an apparel licensed product company he founded in 1983. He is a member of the Counsel of Fashion Designers of America (CFDA) and a director of the Educational Foundation for the Fashion Industries (an advisory body to the Fashion Institute of Technology). In addition, Mr. Chu is a trustee of The Asia Society and The China Institute.

      Nina McLemore, age 52, has been a director of the Company since September 1997 and became the Vice Chairperson of the Board on December 10, 1997. She is a Senior Managing Partner of Regent Capital Partners, L.P., a private investment firm. She previously served as a member of the Liz Claiborne, Inc. Executive Committee from 1993 to 1997 and was responsible for acquisitions, start-ups and new business opportunities in 1996. Prior to that, Ms. McLemore was President of Liz Claiborne Accessories from 1980 to 1993. She serves as a Director for Santa Monica Amusements, Inc., Super Graphics, Inc. and Talton Holdings, Inc.


Directors and Executive Officers

      The Directors and executive officers of the Company are as follows:


          Name                                   Position
          ----                                   --------
Donald Schupak............... Chairman of the Board
Nina McLemore................ Vice Chairperson of the Board
Mary Ann Domuracki........... Chief Executive Officer, Director
Beverly Eichel............... Executive Vice President, Chief Financial Officer
Andrew J. Astrachan.......... Director
Gabriel Brener............... Director
David Chu(1)................. Director
Michael Hsieh(1)............. Director
James P. Jalil............... Director
Henry T. Mortimer............ Director
Larry B. Shelton............. Director

----------------

(1) To take office effective ten days after the date hereof.

      Beverly Eichel, age 39, has been the Executive Vice President of the Company since April 1996, with responsibility for retail store operations. Additionally, she has been the Chief Financial Officer of the Company since July 1992, having previously been its Controller since October 1987. Prior to that, she was the Director of Accounting for MGM/UA Home Video from 1984 to 1987 and a senior accountant with Ernst & Whinney (now known as Ernst & Young LLP), a public accounting firm, from 1980 to 1984. She is a member of the American Institute of Public Accountants in New York.

      See "Directors" for biographies relating to directors and certain executive officers.

      During 1997, several changes occurred in the Company's executive officers. In March 1997, Howard D. Cooley resigned as Chairman of the Board of Directors, but remained a director. Donald Schupak was immediately thereafter elected Chairman of the Board of Directors. On September 30, 1997, Edwin W. Dean resigned as Vice Chairman of the Board of Directors, General Counsel and Secretary. Each of the executive officers was elected by, and serves at the pleasure of, the Board of Directors.

Board and Committee Meetings

      The Board of Directors has met eleven times in 1997.

      The Board of Directors presently has an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee. The membership of such committees reflects the new composition of the Board of Directors.

      The Executive Committee is generally empowered to act on behalf of the Board of Directors when the Board is not convened in meeting. The members of the Executive Committee presently consist of Donald Schupak, Mary Ann Domuracki, Nina McLemore and Andrew J. Astrachan. The Executive Committee has held one meeting during 1997.

      The Audit Committee is generally responsible for recommending the appointment of the Company's independent auditors and overseeing the accounting and internal audit functions of the Company, including reviewing, with the Company's independent auditors, (i) the general scope of their audit services and the annual results of their audit, (ii) the reports and recommendations made to the Audit Committee by the independent auditors, and (iii) the Company's internal control structure. The members of the Audit Committee presently consist of Larry B. Shelton, Henry T. Mortimer, Michael Hsieh and James P. Jalil. The Audit Committee has held one meeting during 1997.

      The Compensation Committee is generally responsible for reviewing and making recommendations to the Board of Directors concerning remuneration of the Company's key employees, including executive officers. The Compensation Committee also grants stock options pursuant to the Stock Option Plan. The members of the Compensation Committee presently consist of Gabriel Brener, Donald Schupak and Michael Hsieh. The Compensation Committee has not met during 1997.

      The Nominating Committee is generally responsible for recommending appropriate individuals to serve as members of the Board of Directors. The members of the Nominating Committee presently consist of Donald Schupak, Andrew
J. Astrachan and Nina McLemore. The Nominating Committee has not met during
1997.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Directors

      Directors who are employees of the Company are not compensated for serving as directors. Directors who are not employees of the Company, other than those appointed by Danskin Investors, receive an annual retainer fee of $12,000 plus fees of $1,000 per day for attendance at meetings of the Board of Directors and $500 per day for attendance at meetings of its committees. All non-employee directors of the Company are reimbursed for out-of-pocket expenses. In addition, each non-employee director receives, upon such person's initial election as a director, a grant of an option to purchase 20,000 shares of Common Stock under the Company's 1992 Stock Option Plan (the "Stock Option Plan") at fair market value, exercisable in three equal installments on the first, second and third anniversaries of the grant date.

Report of the Compensation Committee on Executive Compensation

      The Compensation Committee, subject to the employment agreements described below, reviews and recommends to the Board of Directors for its approval the salaries and bonuses of the Company's key employees, including its executive officers. In addition, the Compensation Committee grants stock options under the Stock Option Plan to the Company's key employees, including its executive officers, and otherwise administers the Stock Option Plan.

Compensation Philosophy

      The Company's executive compensation program is designed to integrate compensation with the achievement of the Company's short- and long-term business objectives and to assist the Company in attracting, motivating and retaining the highest quality executives.

      Executive compensation is comprised of three components: (i) a competitive base salary, which attracts talented managers and contributes to motivating and rewarding individual performance; (ii) a cash incentive bonus, which integrates financial reward with the achievement of the Company's short-term performance objectives; and (iii) a stock option program, which is intended to promote the achievement of long-term performance goals and to align the long-term interests of the Company's executive officers with those of the stockholders.

      The base salary and incentive bonus payable to two of the Company's executive officers (Mary Ann Domuracki, Chief Executive Officer and Beverly Eichel, Executive Vice President and Chief Financial Officer) are presently governed by employment agreements entered into by the Company with each of such executive officers. See "Employment Agreements." The Compensation Committee conducts ongoing reviews of such employment agreements to ensure that they are consistent with the Compensation Committee's current philosophy.

      Although neither Mr. Schupak nor Ms. McLemore receives a salary from the Company for their services, the Company provides for a payment of $10,000 per month to defray the overhead expenses incurred by each individual in the service of the Company.

      Although the Compensation Committee has not yet formulated any overall policy regarding qualifying compensation paid to the Company's executive officers for deductibility under the limits of Section 162(m) of the Internal Revenue Code of 1986, as amended, it has taken certain steps to try to ensure that options granted under the Stock Option Plan will be deemed to be performance-based compensation for purposes of Section 162(m).

Base Salary Compensation

      The Compensation Committee continues to believe that the retention of executives who have developed the skills and expertise required to lead the organization is vital to the Company's competitive strength. It further believes that attracting other key executives who can supplement the efforts of its existing executives is absolutely critical. To this end, it is the Compensation Committee's policy to continue to establish base pay at a competitive level.

Incentive Bonus Compensation

      The Compensation Committee believes that compensation should vary with corporate performance and that a significant portion of compensation should continue to be linked to the achievement of business goals. Under the Company's employment agreements with Ms. Domuracki and Ms. Eichel, the incentive bonus award component of their compensation is subject to annual review by the Board of Directors, taking into consideration the recommendation of the Chairman of the Board and performance criteria.

Stock Option Grants

      It is the policy of the Compensation Committee to award stock options to executive officers and other key employees of the Company to align their interests with those of the Company's long-term investors and to help attract and retain such persons. The options, therefore, provide value to the recipients only if and when the market price of the Common Stock increases above the option exercise price. To that end, there is ongoing review by the Committee of the market price of the Common Stock and the exercise price of options. It is the Committee's goal to preserve this incentive as an effective tool in motivating and retaining executives.

      On September 18, 1997, the Executive Committee of the Board of Directors of the Company amended the Stock Option Plan to clarify that the Board of Directors retains the discretion to determine the fair market value of the Common Stock with respect to periods when the Common Stock is not actively traded on the Nasdaq National Market or the Nasdaq SmallCap(TM) Market or any other national exchange or under circumstances where significant transactions in the Common Stock have occurred outside customary trading venues. Effective October 1, 1997, a total of 239,943 options were repriced with an exercise price of $0.625. All options granted prior to that date that were originally granted at higher exercise prices (ranging from $1.875 to $4) were repriced, with the exception of options granted to certain executives and outside directors. Under the provisions of the Stock Option Plan, as a result of the change in control of the Company, which occurred as a result of the Capital Contribution, 33,265 options that were not vested on or prior to such change of control, became fully vested.

      Also, in connection with the amendment of their respective employment agreements, options to purchase 1,020,000 shares of Common Stock were granted to Ms. Domuracki and options to purchase 680,000 shares of Common Stock were granted to Ms. Eichel, at an exercise price of $.30 per share. In connection with the Capital Contribution, the Company granted options to purchase 1,591,749 shares of Common Stock to Ms. McLemore, a director of the Company, at an exercise price of $.30 per share. Such options were not issued under the Stock Option Plan. The Company intends to file a Registration Statement on Form S-8 to register the Common Stock underlying all such options.

Employment Agreements

      On August 1, 1994, the Company entered into an employment agreement with Mary Ann Domuracki employing her as President and Chief Operating Officer. This agreement was amended as of April 4, 1996 to provide for her employment as Chief Executive Officer. This agreement was further amended several times, most recently on September 22, 1997 in connection with the Capital Contribution. Ms. Domuracki's base salary compensation is presently $350,000, with such amount subject to annual adjustment by the Chairman of the Board with the approval of the Compensation Committee of the Board of Directors, but not to be less than $350,000. The Board of Directors shall consider an annual bonus for Ms. Domuracki for each fiscal year that she continues in the employment of the Company, and shall grant such bonus in its discretion, taking into consideration the recommendation of the Chairman of the Board and performance criteria. Under the employment agreement, if the Company terminates her employment without "cause," as defined therein, or if she resigns by reason of a "change of control," as defined therein, (i) the Company will be obligated to continue her base salary payments for two years thereafter, at the annual rate of $350,000 (offset by compensation received from any new employer after one year), (ii) the Company will make a prorated bonus payment to her for the fiscal year then in progress and (iii) any granted, but unvested, stock options that she holds (excluding the options granted in connection with the amendment of her employment agreement described in the succeeding paragraph) shall vest immediately.

      In connection with the Capital Contribution, Ms. Domuracki's employment agreement was amended in certain respects. Under the terms of the amendment (i) Ms. Domuracki agreed to defer her right to resign after the "change in control" which occurred as a result of the Capital Contribution and receive additional compensation until the period commencing September 22, 1998 and ending 30 days thereafter, (ii) the definition of "change in control" under the employment agreement was changed, generally, to be deemed to occur only when (x) any person acquires greater than 50% of the Company's securities or all or substantially all of the Company's assets, or (y) a majority of the Company's directors elected at any subsequent meeting of the Company's stockholders are not nominated by the then current Board of the Company, (iii) the period of noncompetition after a termination of employment was reduced from twelve months to nine months, (iv) Ms. Domuracki was granted options to purchase 1,020,000 shares of Common Stock, at an exercise price of $.30 per share, of which options to purchase 630,000 shares were immediately vested, and of which options to purchase 130,000 shares will become vested on each of the first three anniversaries of the Refinancing Closing, and (v) for each fiscal year after the fiscal year ending December, 1997, the Chairman of the Board in consultation with Ms. Domuracki will recommend the establishment of an annual bonus plan, including such benchmarks and hurdles as shall be approved by the Board, for Ms. Domuracki.

      On August 1, 1994, the Company entered into an employment agreement with Beverly Eichel employing her as Vice President and Chief Financial Officer. This agreement was amended as of April 4, 1996 to provide for her employment as Executive Vice President and Chief Financial Officer. This Agreement was further amended several times, most recently on September 22, 1997 in connection with the Capital Contribution. Her base salary compensation is $250,000, with such amount subject to annual adjustment by the Chief Executive Officer with the approval of the Compensation Committee of the Board of Directors, but not to be less than $250,000. The Board of Directors shall consider an annual bonus for Ms. Eichel for each fiscal year that she continues in the employment of the Company, and shall grant such bonus in its discretion, taking into consideration the recommendation of the Chairman of the Board and performance criteria. Under the employment agreement, if the Company terminates her employment without "cause," as defined therein, or if she resigns by reason of a "change of control," as defined therein, (i) the Company will be obligated to continue her base salary payments for two years thereafter, at the annual rate of $250,000 (offset by compensation received from any new employer after one year), (ii) the Company will make a prorated bonus payment for the fiscal year then in progress and (iii) any granted, but unvested, stock options that she holds (excluding the options granted in connection with the amendment of her employment agreement described in the succeeding paragraph) shall vest immediately.

      In connection with the Capital Contribution, Ms. Eichel's employment agreement was amended in certain respects. Under the terms of the amendment (i) Ms. Eichel agreed to defer her rights to resign after the "change in control" which occurred as a result of the Capital Contribution and receive additional compensation until the period commencing September 22, 1998 and ending 30 days thereafter, (ii) the definition of "change in control" under the employment agreement was changed, generally, to be deemed to occur only when (x) any person acquires greater than 50% of the Company's securities or all or substantially all of the Company's assets, or (y) a majority of the Company's directors elected at any subsequent meeting of the Company's stockholders are not nominated by the then current Board of the Company, (iii) the period of noncompetition after a termination of employment was reduced from twelve months to nine months, (iv) Ms. Eichel was granted options to purchase 680,000 shares of Common Stock, at an exercise price of $.30 per share, of which options to purchase 420,000 shares were immediately vested, and of which options to purchase 86,666 shares will become vested on each of the first three anniversaries of the Refinancing Closing, and (v) for each fiscal year after the fiscal year ending December, 1997, the Chairman of the Board in consultation with Ms. Eichel will recommend the establishment of an annual bonus plan, including such benchmarks and hurdles as shall be approved by the Board, for Ms. Eichel.

      In connection with the closing of the Capital Contribution, Edwin W. Dean resigned his position as Vice Chairman of the Board of Directors, General Counsel and Secretary on September 30, 1997. Pursuant to the terms of the employment agreement dated as of April 1, 1996, between Mr. Dean and the Company, Mr. Dean will continue to receive compensation and benefits under such agreement for the two-year period to follow his resignation (offset by compensation received from any new employer after one year).


                    STOCK OPTIONS GRANTED IN LAST FISCAL YEAR

      The following table shows information for the fiscal year ended December 28, 1996, respecting stock options granted to each named executive officer.

                                                                                                             Grant Date
                                                          Individual Grants                                  ----------
                                                                                                              Value
                           -----------------------------------------------------------------------------     ----------------
                                                    Percent of Total
                           Number of Securities     Options Granted to
                           Underlying Options       Employees in                              Expiration     Grant Date
        Name               Granted                  Fiscal Year            Exercise Price     Date           Present Value(1)
------------------         --------------------     ------------------     --------------     ----------     ----------------
Howard D. Cooley(4)              100,000(2)                 59.5%               4.375          02/08/06          $324,461
                                 100,000(3)                                      3.25          06/05/06          $241,028
Mary Ann Domuracki                   0
Edwin W. Dean                        0
Beverly Eichel                       0

------------

(1) The present values on the grant date are calculated under the Black-Scholes valuation model. The Black-Scholes valuation model is a mathematical formula used to value options, and considers historical stock price volatility, the exercise period of the option and interest rates. Historical price volatility has been measured since the effective date of the Company's initial public offering on August 19, 1992. The Black-Scholes valuation model was chosen in accordance with Securities and Exchange Commission rules; however, this model should not be construed as an endorsement of its accuracy at valuing options. The real values of the options in this table depend upon the actual performance of the Common Stock during the applicable period.

(2) These non-qualified stock options were granted under the Company's Stock Option Plan and entitle the holder to purchase shares of Common Stock at an exercise price equal to the fair market value per share of the Common Stock as of the date the option was granted. At the time of the grant, "Fair Market Value" was defined as the closing price of a share of Common Stock on the Nasdaq National Market on the date of grant. All options listed in this table were fully exercisable upon grant.

(3) Grant of these options is subject to shareholder approval to increase the total number of shares reserved by the Stock Option Plan by at least an additional 100,000 shares.

(4)   On December 8, 1997, Howard D. Cooley resigned from the Board of
      Directors.

                  SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS,
                        DIRECTORS AND EXECUTIVE OFFICERS

      The following table sets forth certain information, as of December 1, 1997, regarding the beneficial ownership of the Common Stock by: (i) each person known to the Company to beneficially own more than 5% of the voting stock; (ii) each director and each named executive officer; and (iii) all executive officers and directors of the Company as a group. A person is a beneficial owner if he or she has or shares voting power or investment power. At December 1, 1997, there were outstanding 10,074,207 shares of the Common Stock and 2,400 shares of Series D Preferred Stock.

                                                     Beneficial Ownership
                                             ------------------------------------         Percent of
              Name and Address                  Amount and Nature of Beneficial          Outstanding
            of Beneficial Owner                           Ownership                   Voting Securities*
----------------------------------------     ------------------------------------     ------------------
Danskin Investors, L.L.C. (1)                48,160,980  Common Stock                        80.7%
9595 Wilshire Boulevard                         2,311.7  Series D Preferred Stock
Beverly Hills, CA  90212

The Oppenheimer Bond Fund For Growth (1)      5,318,636  Common Stock                        10.2%
350 Linden Oaks                                    88.3  Series D Preferred Stock
Rochester, NY 14625

Donald Schupak (2)                            5,392,315  Common Stock                         9.7%
                                                      0  Series D Preferred Stock
Nina McLemore (3)                               795,899  Common Stock                         1.6%
                                                      0  Series D Preferred Stock
David Chu (4)                                   795,900  Common Stock                         1.6%
                                                      0  Series D Preferred Stock
Mary Ann Domuracki (5)                          736,803  Common Stock                         1.5%
                                                      0  Series D Preferred Stock
Beverly Eichel (6)                              501,576  Common Stock                         1.0%
                                                      0  Series D Preferred Stock
Henry T. Mortimer, Jr. (7)                       20,000  Common Stock                         .04%
                                                      0  Series D Preferred Stock
Larry B. Shelton (7)                             20,000  Common Stock                         .04%
                                                      0  Series D Preferred Stock
Andrew J. Astrachan                                   0  Common Stock
                                                      0  Series D Preferred Stock               0%
Gabriel Brener                                        0  Common Stock
                                                      0  Series D Preferred Stock               0%
Michael Hsieh                                         0  Common Stock
                                                      0  Series D Preferred Stock               0%
James P. Jalil                                        0  Common Stock
                                                      0  Series D Preferred Stock               0%



                                      -13-


All directors and executive officers          8,262,493  Common Stock                        14.1%
as a group (11 persons)(8)                            0  Series D Preferred Stock

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*   For the purpose of this calculation, the outstanding voting securities of the Company include 10,074,207 shares of Common Stock and 40,000,000 shares of Common Stock, issuable upon the conversion of the Series D Preferred Stock that the holders of the Series D Preferred Stock are currently entitled to vote.

(1) The amount shown as Common Stock includes those shares of Common Stock issuable upon conversion of the shares of Series D Preferred Stock held by the beneficial owner and a presently exercisable warrant. Each share of Series D Preferred Stock entitles the holder thereof to one vote per share for each share of Common Stock which would be issued upon conversion of a share of Series D Preferred Stock (16,666.66 votes per share).

(2) Includes 5,372,315 shares of Common Stock underlying a presently exercisable warrant and 20,000 shares of Common Stock underlying presently exercisable options which, if granted, would have vested upon the change of control resulting from the Capital Contribution. Mr. Schupak was entitled to the automatic grant of an option to purchase 20,000 shares of Common Stock upon his appointment as a Director of the Company, but agreed to defer such grant until an amendment to the Stock Option Plan has been approved by the stockholders, increasing the total number of shares reserved for issuance upon exercise of options granted thereunder.

(3) Includes 795,899 shares of Common Stock underlying presently exercisable options.

(4) Includes 795,900 shares of Common Stock underlying a presently exercisable warrant.

(5) Includes 3,800 shares held by Ms. Domuracki as custodian for her children, as to which shares Mr. Domuracki has sole voting and investment power; 2,000 shares held by her spouse, as to which shares Ms. Domuracki disclaims beneficial ownership; 6,619 shares beneficially owned by Ms. Domuracki through the Company's Savings Plan, as to which shares Ms. Domuracki has sole voting and investment power; and 724,384 shares underlying presently exercisable options.

(6) Includes 217 shares owned of record by Ms. Eichel, as to which shares Ms. Eichel has sole voting and investment power; and 501,359 shares underlying presently exercisable options.

(7) Includes, 20,000 shares underlying presently exercisable options.

(8) Includes 2,081,642 shares issuable upon the exercise of presently exercisable stock options (including options to purchase 20,000 shares of Common Stock to which Mr. Schupak became entitled upon his appointment as a director described in Note 5 above) and 6,168,215 shares issuable upon the purchase of shares of Common Stock pursuant to presently exercisable warrants.

                                              By Order of the Board of Directors

                                              /s/ Mary Ann Domuracki
                                              ----------------------------
                                              MARY ANN DOMURACKI
                                              Chief Executive Officer


New York, New York
December__, 1997

                                      -15-